Exhibit 99.1

IM Cannabis Announces the appointment of Uri Birenberg as Chief Financial Officer

TORONTO and GLIL YAM, Israel, October 10, 2023/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company", "IMCannabis", or "IMC"), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that Uri Birenberg will join the company’s leadership team as Chief Financial Officer effective October 10, 2023.  This appointment strengthens IMC’s financial leadership and strategic direction for achieving sustainable profitability.

"We’re delighted to welcome Uri as our new Chief Financial Officer at IMC. His impressive track record and extensive experience with large scale international organizations, as well as with startups, make him an outstanding candidate for this important role in our company," said Oren Shuster, Chief Executive Officer of IMC. "Uri will play a critical role in helping us achieve our financial and strategic goals and further strengthen the partnership with our investors. With his clear focus on sustainable growth and passion for innovative solutions, I’m confident he will make significant contributions to support our continued success."

“I am very excited to be joining IMC at this important stage of the company’s development,” said Birenberg.  “I look forward to working with Oren and the team in delivering IMC’s strategic priority of achieving sustainable profitability.”

Birenberg is a senior financial executive, who brings over two decades of experience of financial planning and analysis. Prior to joining IMC, Birenberg served as CFO of Hygear Ltd, a start up in the healthcare fitness tech industry.  In addition to managing the financial and legal activities of the company along with the strategic financial planning, he played an essential role in the fundraising in preparation for its IPO.

Birenberg follows Itay Vago, who will be leaving the position after presenting the Q3 2023 results in November 2023.  During the next weeks, Birenberg and Vago will be working together closely to assure a smooth transition process.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to compliance with the CSE and Nasdaq's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; the Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe; the restructuring and sale of Trichome under CCAA Proceedings; and the Company’s new CFO and the proposed plans and benefits thereof.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: the Company having the ability to maintain CSE and Nasdaq's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; the Company having the ability to carry out its plans of leaving the Canadian cannabis market to focus on Israel, Germany and Europe as stated; the Company having the ability to complete the restructuring and sale of Trichome under CCAA Proceedings; and the Company having the ability to work with the new CFO and realize upon the stated plans and benefits thereof.

Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's inability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the Company’s inability to carry out its plans of leaving the Canadian cannabis market to focus on Israel, Germany and Europe as stated; the Company’s inability to complete the restructuring and sale of Trichome under CCAA Proceedings; and the Company inability realize upon the stated plans and benefits involving the new CFO.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

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